Exhibit 99.172

Consent of Independent Auditor

We hereby consent to the incorporation by reference in the Amendment No. 1 to the Registration Statement on Form 40-F (Form 40-F/A) of Bitfarms Ltd. of our report dated March 24, 2021 relating to the consolidated financial statements, which is filed as Exhibit 99.112 to the Form 40-F/A. We also consent to the reference to us under the heading, “Experts” in the Annual Information Form, which is filed as Exhibit 99.123 to the Form 40-F/A.

/s/ Pricewaterhouse Coopers LLP
Chartered Professional Accountants, Licensed Public Accountants

Oakville, Ontario, Canada

June 16, 2021